EXHIBIT 12
WASTE MANAGEMENT, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)
(Unaudited)

	Three Months Ended
	March 31,
	2007	2006
Income before income taxes, losses in equity investments and minority interests	$368	$310

Fixed charges deducted from income:
Interest expense	135	136
Implicit interest in rents	20	13

	155	149

Earnings available for fixed charges (a)	$523	$459

Interest expense	$135	$136
Capitalized interest	4	3
Implicit interest in rents	20	13

Total fixed charges (a)	$159	$152

Ratio of earnings to fixed charges	3.3x	3.0x

(a)	To the extent interest may be assessed by taxing authorities on any underpayment of income tax, such amounts are classified as a component of income tax expense in our Statements of Operations. This accounting policy election, which was required by our adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109), is a continuation of the Company’s historical policy and will continue to be consistently applied in the future. For purposes of this disclosure, we have elected to exclude interest expense related to income tax matters from our measurements of “Earnings available for fixed charges” and “Total fixed charges” for all periods presented.